Exhibit 99.1

Steakholder Foods Receives Initial SIIRD Grant Payment

Based on the successful development of 3D-printed hybrid grouper fish, Steakholder Foods has received an initial amount of $220,000 out of a $1,000,000 grant

Rehovot, Israel, March 12, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a pioneer in 3D-printed meat and fish technology and cultivated cell innovation, announced that it has received a first-phase payment of USD 220,000 from the Singapore-Israel Industrial R&D Foundation (SIIRD), out of a maximum USD 1,000,000 for the Company from SIIRD.

Steakholder Foods has successfully 3D-printed hybrid fish that are comprised of Steakholder Foods’ SHFish – White Fish™ plant-based raw material formulation, and cultivated grouper cells provided by Umami Bioworks and printed by Steakholder Foods’ Drop Location in Space (DLS)™ printing technology. The hybrid fish was subjected to rigorous validation testing from SIIRD, and was found to have similar texture, flavor, and nutritional values as the traditional fish.

Steakholder 3D printer fish and Steakholder Drop Location in Space (DLS)™

Because grouper is a species recognized as vulnerable to overfishing and listed as “Endangered” by the International Union for Conservation of Nature (IUCN), plant-based and hybrid 3D-printed grouper have the potential to be particularly impactful. In June 2023, at the Future Food Tech in New York, Steakholder Foods served approximately 400 dishes per day of its plant-based 3D-printed grouper to industry leaders, investors and consumers, showcasing the company’s readiness for commercialization. Building on this success, Steakholder Foods intends to continue its innovative work under the SIIRD grant, including focusing on the development of a previously announced Japanese eel product.

Arik Kaufman, CEO of Steakholder Foods, said: “We believe that our initial SIIRD grant payment is indicative of non-dilutive funding sources that we hope to make available to Steakholder Foods in the foreseeable future, as our technologies continue to reach more advanced TRLs.”

About Steakholder Foods

Steakholder Foods is building the industry-standard machinery, software and printing materials to help accelerate the plant-based and cultivated food industries and bring them to industrial capacity. The company offers its proprietary 3D printers, printing ink formulated from constituent raw materials, operating software, and ongoing services to help manufacturers of all sizes reach the execution of their offerings.

Using its variety of manufacturing technologies and services, Steakholder Foods offers manufacturers the ability to produce plant-based food that closely mimics traditional meat’s taste, texture, and appearance— as an alternative to industrialized farming and fishing.

Our expertise lies in creating plant-based meat and seafood products with complex textures, like beef steaks, white fish, shrimp, eel, and more. While our initial focus is on plant-based options, we’re developing cultivated cells for seamless integration with an eye on the future.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com	Steakholder Foods Investors@steakholderfoods.com